Exhibit 4.4

2016 PHANTOM STOCK AWARD AGREEMENT

This 2016 Phantom Stock Award (the “Award”) is made as of the             day of             , 2016 (the “Grant Date”) between Western Refining, Inc., a Delaware corporation (the “Company”) and             (“Participant”) under the Northern Tier Energy LP (“NTI”) Amended and Restated 2012 Long Term Incentive Plan (the “Plan”). On December 21, 2015, the Company, Western Acquisition Co, LLC (“MergerCo”), an indirect wholly-owned subsidiary of the Company, NTI and Northern Tier Energy GP LLC, (who is also an indirect wholly-owned subsidiary of the Company), entered into an agreement and plan of merger (as such agreement may be amended from time to time, (the “Merger Agreement”). Pursuant to the Merger Agreement, MergerCo merged with and into NTI (the “Merger”), with NTI surviving the Merger as an indirect wholly-owned subsidiary of the Company. In connection with the Merger, any outstanding time-based [phantom unit][restricted unit] awards that the Participant held as of the effective time of the Merger (the “Terminated Awards”) were declared null and void, and this Award represents the conversion of the Participant’s rights and obligations under any such Terminated Award. The Award represents three separate sub-awards: (i) a time-based award (the “Phantom Stock Award”) of shares of phantom stock of the Company (the “Phantom Stock”), (ii) dividend equivalent rights with respect to each Phantom Stock award on and after the Grant Date, and (iii) if applicable to the Participant, a cash payment equal to the amount of accumulated distribution equivalent rights that were previously associated with the Terminated Awards immediately prior to Merger (the “DER Cash Award”). The Award is subject to the provisions of, and to the fulfillment of the applicable vesting conditions set forth in this agreement (the “Agreement”):

1. Grant. The terms of the Award are as set forth in this Agreement and in the Plan. The Plan is incorporated into this Agreement by reference. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Plan. The Plan and this Agreement shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”).

2. DER Cash Award. If applicable to the Participant, the amount of the DER Cash Award is [$            ] and will be settled in cash. The DER Cash Award will not accrue any interest from the Grant Date to the date of settlement, if any.

3. Phantom Stock Award. The Phantom Stock Award consists of [            ] shares of Phantom Stock. Each Phantom Stock represents a right to a future payment of one share of Stock (defined within the Plan as the Company’s common stock, par value $0.01 per share), or the cash equivalent amount of the Fair Market Value of a share of Stock on the Vesting Date, or a combination thereof, at the Company’s discretion.

No Stock shall be issued to the Participant at the time the grant is made, and the Participant shall not be, nor have any of the rights and privileges of, a stockholder with respect to any Phantom Stock awarded herein. The Participant shall have no voting rights with respect to the Phantom Stock. To the extent dividends are paid on Stock after the Grant Date and prior to the settlement, forfeiture or cancellation of the Phantom Stock (such period, the “Dividend Accrual Period”), the Participant shall be entitled to receive a payment, at the time the tandem share of Phantom Stock for which the distributions accrued is settled, in an amount equal to the value (without interest) of the dividends that would have been paid on the stock underlying such Phantom Stock awards had such Stock been outstanding during the Dividend Accrual Period (any such dividend equivalent rights, the “DERs”); provided, however, that in no event shall a DER be paid and settled later than 70 days following the date on which the tandem shares of Phantom Stock become vested pursuant to Section 5 hereof. Notwithstanding the foregoing, to the extent a share of Phantom Stock is forfeited or cancelled, any DERs with respect to such Phantom Stock shall also be forfeited in full. For purposes of clarity, the DERs associated with the Phantom Stock during the Dividend Accrual Period have no impact on the value of the DER Cash Award and shall be kept separate from the DER Cash Award.

4. Vesting. Subject to the other terms and conditions of this Agreement and the Plan, the Award will become nonforfeitable in accordance with the following schedules, provided that the Participant remains continuously employed by the Company or its Affiliates from the Grant Date to the relevant Vesting Date:

Percentage of Phantom Stock to Become Vested	“Vesting Date”
[tbd]	[tbd]

Percentage of DER Cash Award to Become Vested	“Vesting Date”
[tbd]	[tbd]

5. Settlement. Except as set forth in Section 6, the cash amounts or the Stock, as applicable, earned under the Award (including the DER Cash Award, the Phantom Stock and any tandem DERs) shall be paid to Participant in equal installments on each applicable Vesting Date, but in no event later than the 70th calendar day following the date on which the applicable Vesting Date occurs.

6. Separation From Service.

(a) Separation from Service Generally. If Participant incurs a separation from service prior to an applicable Vesting Date because of death, Disability, or as provided in Section 6(b), below, then the unvested portion the Award shall be vested in full and become nonforfeitable. If Participant incurs a separation from service for any other reason prior to the date on which the Award has vested in accordance with the schedules set forth in Section 4 hereof, any portion of the Award granted pursuant to this Agreement that have not yet vested shall become null and void as of the date of separation from service, unless accelerated in whole or in part by the Committee, in its sole discretion.

(b) Separation from Service in Connection with a Change of Control.

(i) In the event that, within 12 months following a Change of Control, as defined below, that occurs while Participant remains employed by the Company or any of its Affiliates, Participant’s incurs a separation from service by the Company without Cause, or by Participant for Good Reason, then the unvested portion this Award will become nonforfeitable in full on the date of such separation from service.

(ii) The events constituting a Change of Control pursuant to the Plan are intended to be events that in each case would be treated as a change in ownership or control of the Company or of a substantial portion of its assets, for purposes of Section 409A of the Code and the 409A Regulations, and shall be interpreted accordingly.

(c) Settlement in Connection with a Separation from Service. The Award shall be delivered, in accordance with Section 5, as promptly as practicable after the date of the applicable separation from service, but in no event sooner or later than the time at which such payment would not give rise to tax or penalty under Section 409A of the Code and the 409A Regulations.

(d) For purposes of this Agreement:

(i) “Cause” shall mean “Cause” as defined under any employment agreement entered into between the Company and the Participant that is in effect on the date of the Participant’s separation from service, or, if no such agreement exists, “Cause” shall mean the Participant (A) has engaged in gross negligence, gross incompetence or willful misconduct in the performance of his duties, (B) has refused, without proper reason, to perform his duties, (C) has willfully engaged in conduct which is materially injurious to the Company or its affiliates (monetarily or otherwise), (D) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company (including the unauthorized disclosure of confidential or proprietary material information of the Company or its affiliates), or (E) has been convicted of, pled guilty to, or pled no contest to, a crime involving fraud, dishonesty, or moral turpitude.

(ii) “Disability” shall mean that the Participant is unable to engage in substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(iii) A termination of employment by Participant for “Good Reason” shall mean any of the following, but only if occurring without the Participant’s consent: (A) a material diminution in the Participant’s base salary, (B) a material diminution in the Participant’s authority, duties, or responsibilities, (C) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board, (D) a material diminution in the budget over which the Participant retains authority, (E) a material change in the geographic location at which the Participant must perform services for the Company, or (F) the failure of the Company to comply with any material provision of the agreement under which the Participant provides services to the Company, if any. Participant will not be deemed to have terminated his employment for Good Reason unless he shall have notified the Company of the existence of a condition set forth in clauses (A)-(F) of this Section 6(d) within 90 days after the initial occurrence thereof, and such condition shall not have been remedied by the Company within 30 days following such notice; provided, further, that Participant must ultimately terminate his or her services no later than 12 months following the initial existence of the condition described in (A) through (F) above.

(iv) References to a separation from service or a termination of employment within this Agreement shall mean a “separation from service” as defined in Section 409A of the Code and the 409A Regulations. To the extent not inconsistent with the “separation from service” rules, for purposes of this Agreement, the Participant shall be considered to be in the employment of the Company and its affiliates as long he or she remains an employee of either the Company, a parent or affiliate corporation of the Company, or a corporation or a parent or affiliate of any corporation assuming this Agreement, or as long as the Participant remains a director of the Company, as the case may be. Any question as to whether and when there has been a separation from service, and the cause of such separation from service, shall be determined by the Committee in its sole discretion, and its determination shall be final.

7. Tax Withholding. The Company shall have the right to take any action as may be necessary or appropriate to satisfy any federal, state or local tax withholding obligations arising in connection with the grant, vesting or settlement of this Award.

8. Transfer of Award. Participant’s rights under this Award are not transferable in any way during Participant’s life except in accordance with applicable community property laws.

9. Severability. In the event that any provision of this Agreement is deemed to be invalid or unenforceable, the remaining provisions shall nevertheless remain in full force and effect without being impaired or invalidated in any way.

10. Reorganization of the Company. The existence of this Agreement shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business; any merger or consolidation of the Company; any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof; the dissolution or liquidation of the Company; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise.

11. Certain Restrictions. By executing this Agreement, Participant acknowledges that Participant will enter into such written representations, warranties and agreements and execute such documents as the Company may reasonably request in order to comply with the terms of this Agreement, the Plan, any securities laws or any other applicable laws, rules or regulations.

12. Amendment and Termination. Except as otherwise provided in the Plan or this Agreement, no amendment or termination of this Agreement shall be made by the Company without the prior written consent of Participant.

13. No Guarantee of Tax Consequences. The Company makes no commitment or guarantee to Participant that any federal or state tax treatment will apply or be available to any person eligible for benefits under this Agreement.

14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Participant.

15. Clawback. This Agreement and your Award is subject to any written clawback policies of the Company, whether in effect on the Grant Date or adopted, with the approval of the Board, following the Grant Date. Any such policy may subject the Award and amounts paid or realized with respect to the Award to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to this Award. Any such policy may also be applied retroactively to this Award.

16. Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to any principles of conflicts of law. The courts in Harris County, Texas shall be the exclusive venue for any dispute regarding the Plan or this Agreement.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and Participant has executed this Agreement, all as of the day and year first above written.

WESTERN REFINING, INC.

By:		Date:
Name:
Title:

PARTICIPANT

By:		Date:

Address: